SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

SLM CORPORATION

(Name of Subject Company (Issuer))

SLM CORPORATION, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Floating Rate Non-Cumulative Preferred Stock,

Series B, par value $0.20 per share

(Title of Class of Securities)

78442P502

(CUSIP Number of Class of Securities)

Steven J. McGarry

Chief Financial Officer

300 Continental Drive

Newark, DE 19713

Telephone: (302) 451-0200

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copies to:

John Meade

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

Marisa D. Stavenas

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$90,000,000	$9,819.00

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase up to 2,000,000 of shares of Floating-Rate Non-Cumulative Preferred Stock, Series B, par value $0.20 per share, of SLM Corporation at a price of $45 per share.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2021 equals $109.10 per million dollars of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,819.00	Filing Party: SLM Corporation
Form or Registration No: Schedule TO	Date Filed: October 27, 2020

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by SLM Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on October 27, 2020 (the “Schedule TO”), as amended on October 29, 2020 (“Amendment No. 1”). The Schedule TO relates to the offer by the Company to purchase for cash up to 2,000,000 shares of its outstanding Floating Rate Non-Cumulative Preferred Stock, Series B, par value $0.20 per share (the “Securities”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, as amended by Amendment No. 1, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on Schedule TO as amended and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 2 together with the Schedule TO, Amendment No. 1, the Offer to Purchase and the Letter of Transmittal.

The Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO) and the corresponding Items of Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Important

The phrase “and to enhance our capital structure” in the first sentence of the first paragraph of this section is deleted and the text is restated as follows: “The principal purpose of the Offer is to reduce our future dividend payments.”

The parenthetical “(nor will it accept any tender of Securities from or on behalf of)” in the first sentence of the fifth paragraph of this section is deleted and the text is restated as follows: “The Company is not making the Offer to holders of Securities in any jurisdiction in which the making of the Offer or the acceptance of any tender of Securities would not be in compliance with the laws of such jurisdiction, provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).”

Summary Term Sheet

The phrase “and to enhance our capital structure” in the right-hand row entitled “Purpose of the Offer” of this section is deleted and the text is restated as follows: “The principal purpose of the Offer is to reduce our future dividend payments.”

Certain Significant Considerations

The paragraph titled “The Securities may be acquired by the Company other than through the Offer in the future” is deleted.

Section 1, “Number of Securities; Expiration Date”

The first sentence of the third paragraph of the sub-section entitled “Proration” is deleted.

Section 2, “Purpose of the Offer”

The phrase “and to enhance our capital structure” in the first full sentence in the first paragraph of this section is deleted and the text is restated as follows: “The principal purpose of the Offer is to reduce our future dividend payments.”

Section 3, “Procedures for Tendering the Securities

The first and third sentences of the sub-section entitled “Determination of Validity; Rejection of Securities; Waiver of Defects; No Obligation to Give Notice of Defects” of this section are restated as follows:

“The Company will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for purchase of any tender of Securities, and its determination will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

“The Company also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Security or any particular holder of Securities, and the Company’s interpretation of the terms of the Offer will be final and binding on all parties, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

Section 4, “Withdrawal Rights”

The second sentence of the third paragraph of this section is restated as follows:

“The Company will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, and such determination will be final and binding, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

Section 6, “Conditions of the Offer”

The phrase “or there is an adverse change in the enhanced capital structure anticipated to result from the Offer (see Section 2 – “Purchase of the Offer” – of this Offer to Purchase for a description of the contemplated benefits of the Offer to the Company)” in the final bullet of this section is deleted and the bullet is restated as follows: “any change or changes have occurred in the business, condition (financial or otherwise), income, operations, property or prospects of the Company or any of its subsidiaries that could have a material adverse effect on the Company and its subsidiaries, taken as a whole.”

Section 19, “Miscellaneous”

The parenthetical “(nor will tenders be accepted from or on behalf of)” in the third sentence of the first paragraph of this section is deleted and the text is restated as follows: “If, after such good faith effort, the Company cannot comply with the applicable law, the Company will not make the Offer to the holders of Securities in that jurisdiction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLM CORPORATION

By:	/s/ Steven J. McGarry
Name: Steven J. McGarry
Title: Executive Vice President and Chief Financial Officer

Date: November 5, 2020

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 27, 2020 (previously filed with Schedule TO on October 27, 2020).

(a)(1)(B)	Form of Letter of Transmittal (previously filed with Schedule TO on October 27, 2020).

(a)(1)(C)	Summary Advertisement, dated October 27, 2020 (previously filed with Schedule TO on October 27, 2020)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Launch Press Release, dated October 26, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 26, 2020).

(a)(5)(B)	Pricing Press Release, dated October 26, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 26, 2020).

(a)(5)(C)	Press Release, dated October 27, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 27, 2020).

(a)(5)(D)	Current Report on Form 8-K previously filed on October 29, 2020.

(b)	Not applicable.

(d)(1)	Form of Separation and Distribution Agreement by and among SLM Corporation, New BLC Corporation and Navient Corporation, dated as of April 28, 2014 (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K filed on May 2, 2014).

(d)(2)	Restated Certificate of Incorporation of the Company, dated February 25, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on February 26, 2015).

(d)(3)	Amended and Restated By-Laws of the Company effective June 25, 2015 (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on June 29, 2015).

(d)(4)	Indenture, dated as of June 17, 2015, between SLM Corporation and Deutsche Bank National Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-3 filed on June 17, 2015).

(d)(5)	First Supplemental Indenture dated as of April 5, 2017 between SLM Corporation and Deutsche Bank National Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 5, 2017).

(d)(6)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (one-year restriction), 2014 Management Incentive Plan Award (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(7)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (two-year restriction), 2014 Management Incentive Plan Award (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(8)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (three-year restriction), 2014 Management Incentive Plan Award (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(9)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (one-year restriction), 2015 Management Incentive Plan Award (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(10)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (two-year restriction), 2015 Management Incentive Plan Award (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(11)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (three-year restriction), 2015 Management Incentive Plan Award (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(12)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet - 2015 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(13)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet - 2016 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(14)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Performance Stock Unit Term Sheet - 2016 (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(15)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement 2015 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2015).

(d)(16)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement - 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 20, 2016).

(d)(17)	SLM Corporation Executive Severance Plan for Senior Officers, including amendments as of June 25, 2015 (incorporated by reference to Exhibit 10.6 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(18)	SLM Corporation Change in Control Severance Plan for Senior Officers, including amendments as of June 25, 2015 (incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(19)	Form of Director’s Indemnification Agreement (incorporated by reference to Exhibit 10.24 of the Company’s Annual Report on Form 10-K filed on February 27, 2012).

(d)(20)	Sallie Mae Supplemental 401(k) Savings Plan, as Amended and Restated as of June 25, 2015 (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(21)	Amendment to Sallie Mae Supplemental 401(k) Savings Plan (Effective as of March 5, 2019) (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(22)	SLM Deferred Compensation Plan for Key Employees, as Established Effective May 1, 2014 and Amended June 25, 2015 (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(23)	Amendment to SLM Corporation Deferred Compensation Plan for Key Employees (Effective as of March 5, 2019) (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(24)	SLM Corporation Deferred Compensation Plan for Directors, as Established Effective May 1, 2014 and Amended June 25, 2015 (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(25)	Amended and Restated SLM Corporation Incentive Plan (incorporated by reference to Exhibit 10.24 of the Company’s Current Report on Form 8-K (file no. 001-13251) filed on May 25, 2005).

(d)(26)	Director’s Stock Plan (incorporated by reference to Exhibit 10.25 of the Company’s Current Report on Form 8-K (file no. 001-13251) filed on May 25, 2005).

(d)(27)	Form of SLM Corporation Incentive Stock Plan Stock Option Agreement, Net-Settled, Performance Vested Options, 2009 (incorporated by reference to Exhibit 10.32 of the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(28)	SLM Corporation Directors Equity Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-8 (File No. 333-159447) filed on May 22, 2009).

(d)(29)	SLM Corporation 2009-2012 Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-8 (File No. 333-159447) filed on May 22, 2009).

(d)(30)	Form of SLM Corporation Directors Equity Plan Non-Employee Director Stock Option Agreement - 2009 (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q filed on November 5, 2009).

(d)(31)	Form of SLM Corporation 2009-2012 Incentive Plan Stock Option Agreement, Net Settled, Time Vested Options - 2010 (incorporated by reference to Exhibit 10. 7 of the Company’s Quarterly Report on Form 10-Q filed on May 6, 2010).

(d)(32)	Form of SLM Corporation 2009-2012 Incentive Plan Performance Stock Award Term Sheet, Time Vested - 2010 (incorporated by reference to Exhibit 10.8 of the Company’s Quarterly Report on Form 10-Q filed on May 6, 2010).

(d)(33)	Amendment to Stock Option and Restricted/Performance Stock Terms (incorporated by reference to Exhibit 10.49 of the Company’s Annual Report on Form 10-K filed on February 28, 2011).

(d)(34)	Form of SLM Corporation 2009-2012 Incentive Plan Stock Option Agreement, Net Settled, Time Vested Options - 2011 (incorporated by reference to Exhibit 10.50 of the Company’s Annual Report on Form 10-K filed on February 28, 2011).

(d)(35)	Form of SLM Corporation 2009-2012 Incentive Plan Restricted Stock and Restricted Stock Unit Term Sheet, Time Vested - 2011 (incorporated by reference to Exhibit 10.51 of the Company’s Annual Report on Form 10-K filed on February 28, 2011).

(d)(36)	Form of SLM Corporation 2009-2012 Incentive Plan, Performance Stock Unit Term Sheet - 2012 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on May 4, 2012).

(d)(37)	Form of SLM Corporation 2009-2012 Incentive Plan, Bonus Restricted Stock Unit Term Sheet - 2012 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on May 4, 2012).

(d)(38)	Form of SLM Corporation 2009-2012 Incentive Plan, Stock Option Agreement, Net Settled Options - 2012 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on May 4, 2012).

(d)(39)	SLM Corporation 2012 Omnibus Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement for the 2017 Annual Meeting of Shareholders filed on April 27, 2017).

(d)(40)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Performance Stock Unit Term Sheet - 2013 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(41)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet - 2013 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(42)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Stock Option Agreement, Net Settled Options-2013 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(43)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement - 2013 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(44)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Stock Option Agreement - 2013 (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(45)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet - 2013 (incorporated by reference to Exhibit 10.36 of the Company’s Annual Report on Form 10-K filed on February 19, 2014).

(d)(46)	Letter Agreement, dated January 15, 2014 with Raymond J. Quinlan (incorporated by reference to Exhibit 10.38 of the Company’s Annual Report on Form 10-K filed on February 19, 2014).

(d)(47)	SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet - Raymond J. Quinlan Signing Award (incorporated by reference to Exhibit 10.39 of the Company’s Annual Report on Form 10-K filed on February 19, 2014).

(d)(48)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet - 2014 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on May 12, 2014).

(d)(49)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet - 2014 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on May 12, 2014).

(d)(50)	Sallie Mae Employee Stock Purchase Plan, Amended and Restated as of June 24, 2014, Including Amendments as of June 25, 2015 (incorporated by reference to Exhibit 10.39 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(51)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on July 24, 2014).

(d)(52)	Letter Agreement, dated April 24, 2014, with Jeffrey Dale (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K filed on February 26, 2015).

(d)(53)	Sallie Mae 401(k) Savings Plan (Effective as of April 30, 2014) (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K filed on February 26, 2015).

(d)(54)	Restatement of the Sallie Mae 401(k) Savings Plan (Effective as of January 1, 2018) (incorporated by reference to Exhibit 10.50 of the Company’s Annual Report on Form 10-K filed on February 28, 2020).

(d)(55)	Amendment to Sallie Mae 401(k) Savings Plan (Effective as of January 1, 2019) (incorporated by reference to Exhibit 10.51 of the Company’s Annual Report on Form 10-K filed on February 28, 2020).

(d)(56)	Amendment to Sallie Mae 401(k) Savings Plan (Effective as of March 5, 2019) (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(57)	Tax Sharing Agreement between Navient Corporation and New BLC Corporation, dated as of April 29, 2014 (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on May 2, 2014).

(d)(58)	Amended and Restated Loan Servicing and Administration Agreement between Sallie Mae Bank and Navient Solutions, Inc., dated as of April 30, 2014 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on May 2, 2014).

(d)(59)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (Three-Year Restriction), 2016 Management Incentive Plan Award (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 19, 2017).

(d)(60)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2017 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 19, 2017).

(d)(61)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2017 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 19, 2017).

(d)(62)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2017 Independent Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 19, 2017).

(d)(63)	Agreement and Release, dated as of March 20, 2018, between the Company and the Personal Representatives of the Estate of Charles P. Rocha (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(64)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2018 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(65)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2018 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(66)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2018 Bonus Restricted Stock Unit Term Sheet (Three-Year Restriction), 2017 Management Incentive Plan Award (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(67)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement - 2018 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 24, 2018).

(d)(68)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2019 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(69)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2019 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(70)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (Three-Year Restriction), 2018 Management Incentive Plan Award (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(71)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement - 2019 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 24, 2019).

(d)(72)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2020 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(73)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2020 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(74)	Offer Letter between Jonathan W. Witter and the Company dated March 4, 2020 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(75)	Fixed Dollar Uncollared ASR Master Confirmation and Form of Supplement (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(76)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement – 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(77)	Separation Agreement between Raymond J. Quinlan and the Company effective April 19, 2020 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(78)	Jonathan W. Witter Sign-On Equity Grant - 2020 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(79)	Offer Letter between Donna F. Vieira and the Company dated September 18, 2018 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(80)	Separation Agreement between Paul Thome and the Company effective August 10, 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on October 21, 2020).

(d)(81)	Second Supplemental Indenture dated as of October 29, 2020 between SLM Corporation and Deutsche Bank National Trust Company, as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on October 29, 2020).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.